UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2012, OR

[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Procter & Gamble Ireland Employees Share Ownership Plan, c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN

Statements of Net Assets Available for Plan
Benefits as of June 30, 2012 and 2011, Statements
of Changes in Net Assets Available for Plan
Benefits for the Years Ended June 30, 2012, 2011
and 2010, and Report of Independent Registered
Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2012 and 2011	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2012, 2011 and 2010	3

Notes to Financial Statements for the Years Ended June 30, 2012, 2011 and 2010	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble Ireland Employees Share Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) as of June 30, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the three years ended June 30, 2012, 2011 and 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of June 30, 2012 and 2011, and the changes in net assets available for plan benefits for the years ended June 30, 2012, 2011 and 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP
Deloitte LLP

Newcastle upon Tyne, United Kingdom
 24th September 2012

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
JUNE 30, 2012 AND 2011

	2012	2011
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock,
at fair value (67,970 shares at 30 June 2012, 79,332 shares at 30 June 2011)	3,310,140	3,475,867
Investment in The J.M. Smucker Company common stock, at fair value
(1 share at 30 June 2012, 1 share at 30 June 2011)	35	35
Cash at bank and in hand	74,664	124,464
Due from participating Procter & Gamble companies (note 8)	88,513	85,978
Total assets	3,473,352	3,686,345

LIABILITIES:
Other creditors	-	(5,567)
Distributions payable	(43,664)	(61,437)
Total liabilities	(43,664)	(67,004)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	3,429,688	3,619,341

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED JUNE 30, 2012, 2011 AND 2010

	2012	2011	2010
	€	€	€
ADDITIONS / (LOSSES):
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	413,883	(617,604)	1,437,617
Interest income	5,858	486	-
Dividend income	127,985	184,003	154,363
Total investment income / (loss)	547,726	(433,115)	1,591,980
Contributions from participating Procter & Gamble
companies	470,185	471,437	557,903
Contributions from participants	470,185	471,437	557,903
Total contributions	940,370	942,874	1,115,806
Total additions	1,488,096	509,759	2,707,786

DEDUCTIONS:
Distributions and withdrawals to participants	(1,677,749)	(3,076,600)	(571,067)
Total deductions	(1,677,749)	(3,076,600)	(571,067)

NET INCREASE	(189,653)	(2,566,841)	2,136,719

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	3,619,341	6,186,182	4,049,463

End of year	3,429,688	3,619,341	6,186,182

See notes to financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2012, 2011 AND 2010

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble Ireland Employees Share Ownership Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established by Procter & Gamble (Manufacturing) Ireland Limited and Procter & Gamble Limited (“Companies”) to provide a means for eligible Irish employees to tax efficiently purchase shares in The Procter & Gamble Company (“Parent”) and The J.M. Smucker Company. The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.

Eligibility – Employees eligible to participate in the Plan included all regular employees of participating Procter and Gamble Companies with the exception of employees considered to be an executive, officer, director, or a 10% stockholder of Procter and Gamble and employees eligible for another savings plan sponsored by Procter and Gamble and maintained in the United States, Canada, or Puerto Rico. Eligible employees could have enrolled in the Plan on the first day of each month and on the initial participation date for each participating Procter and Gamble Company.

Contributions- Employees can contribute up to 2.5% of their base salary. The participating Procter & Gamble companies (see note 7) match all contributions made by employees in full.

Distributions and Withdrawals - Participants may withdraw shares from the Plan at any time subject to the following Plan rules.  Participants who withdraw shares from the Plan within three years of purchase become liable for income tax.  Participants who withdraw shares from the Plan after three years can do so without attracting any income tax.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participants’ contribution, the participating Procter & Gamble companies (see Note 7) matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.

Investments – Participants are only permitted to invest in The Procter & Gamble Company common stock. Any dividends on shares of Company common stock are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at the balance sheet date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the identified cost method.

Net Appreciation / (Depreciation)  in Fair Value of Investments - Realised and unrealised appreciation / (depreciation) in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realised appreciation / (depreciation), or on the last day of the year for unrealised appreciation / (depreciation).

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.

Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (see Note 7).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which have been adopted in 2011. The adoption in 2010 and 2011 did not materially affect the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption will not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for Plan benefits.  Plan management has not determined the impact on the disclosures in the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

3.	FAIR VALUE MEASUREMENT

FASB Accounting Standards Codification (ASC) Topic 820, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a Level 1 valuation technique.

4.	INVESTMENTS

 The Plan’s investment in The Procter & Gamble Company and The J. M. Smucker Company common stock experienced net appreciation/ (depreciation)  in value as follows for the years ended June 30, 2012, 2011, and 2010:

2012	2011	2010
€	€	€

413,883	(617,604)	1,437,617

5.	TAX STATUS

The Irish Tax Authority has determined and informed the Companies that it is an approved Employee Share Scheme under Irish tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2012 and 2011 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	DISTRIBUTIONS PAYABLE

Distributions payable represent dividends and proceeds from disposals owed to participants and were €43,664 and €61,437 at June 30, 2012 and 2011, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

7.	PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble companies are as follows:

·	Procter & Gamble (Manufacturing) Ireland Ltd;
·	Braun Oral-B Ireland Ltd;
·	Procter & Gamble Ltd;
·	Procter & Gamble (HABC) Ltd;
·	Procter & Gamble (L&CP) Ltd; and
·	Wella (U.K.) Ltd.

8.	RELATED PARTY TRANSACTIONS

At June 30, 2012 and 2011, the Plan held 67,970 and 79,332 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of €3,055,418 and €3,433,888, respectively. Contributions from participating Procter & Gamble Companies of €470,185, €471,437 and €557,903 were recorded for the years ended June 30, 2012, 2011 and 2010 respectively. Amounts due from participating Procter & Gamble Companies of €88,513, €85,978 were recorded for the years ended June 30, 2012 and 2011 respectively. During the years ended June 30, 2012, 2011 and 2010, the Plan recorded dividend income from The Procter & Gamble Company common stock of €127,985, €184,003 and €154,363 respectively.

9.	PLAN TERMINATION

Although they have not expressed any intent to do so, the participating Procter & Gamble companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the 24th day of September 2012.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN

__/s/ Brian Duncan
Brian Duncan
Director
Irish Pensions Trust Limited,
Corporate Trustee

   /s/ Pat Foley
Pat Foley
Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.

      23                                           Consent of Deloitte LLP